Exhibit 99.19

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	24	01	2007	26	01	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary
Number allotted	83,889	129,896
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	543.00p	743.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh or LP - Edinburgh 2

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
(list joint allottees as one shareholder)

Name(s)	Class of shares allotted	Number allotted
Lloyds TSB Registrars Corporate	Ordinary	188,998
Nominee Limited

Address
Highdown House Yeoman Way Worthing West Sussex
UK postcode BN99 6DA

Name(s)	Class of shares allotted	Number allotted
Apollo Nominees Ltd CREST ID 002	Ordinary	2,802

Address
1 Finsbury Avenue London
UK postcode EC2M 2PP

Name(s)	Class of shares allotted	Number allotted
Thomas J Strup	Ordinary	19,787

Address
11007 Birdfoot Court Reston Virginia USA 20191
UK postcode

Name(s)	Class of shares allotted	Number allotted
Bradley Namesnik	Ordinary	2,198

Address
225 Whitefriars Lane Matthews NC 28105 USA
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 26/01/07
M J White
secretary

Contract Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contract you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
	DX number	DX exchange